SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

iDreamSky Technology Limited

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

45173K 10 1

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173K 10 1	13G

1.	Names of Reporting Persons Redpoint Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,847,100 ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,847,100 ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,847,100 ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.9% (3)(4)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Redpoint Ventures IV, L.P. (“RV IV”), Redpoint Associates IV, LLC (“RA IV”) and Redpoint Ventures IV, LLC (“RV IV LLC,” together with RV IV and RA IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 10,650,460 Class A ordinary shares (each American Depositary Share (“ADS”) represents four Class A ordinary shares) held by RV IV; (ii) 10,650,460 Class B ordinary shares (each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder) held by RV IV; (iii) 273,090 Class A ordinary shares held by RA IV; (ii) 273,090 Class B ordinary shares held by RA IV. RV IV LLC serves as the sole general partner of RV IV and the managers of RV IV LLC commonly control RA IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and RA IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV and RA IV. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2014.
(3)	This percentage is calculated based on a total of 169,292,753 ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission (“SEC”) on August 7, 2014.
(4)	The 10,923,550 Class A ordinary shares held by the Reporting Persons represent 12.4% of the Issuer’s aggregate Class A ordinary shares based on a total of 87,846,633 Class A ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014. The 10,923,550 Class B ordinary shares held by the Reporting Persons represent 13.4% of the Issuer’s aggregate Class B ordinary shares based on a total of 81,446,120 Class B ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014.

CUSIP No. 45173K 10 1	13G

1.	Names of Reporting Persons Redpoint Associates IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,847,100 ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,847,100 ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,847,100 ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.9% (3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 10,650,460 Class A ordinary shares (each ADS represents four Class A ordinary shares) held by RV IV; (ii) 10,650,460 Class B ordinary shares (each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder) held by RV IV; (iii) 273,090 Class A ordinary shares held by RA IV; (ii) 273,090 Class B ordinary shares held by RA IV. RV IV LLC serves as the sole general partner of RV IV and the managers of RV IV LLC commonly control RA IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and RA IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV and RA IV. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2014.
(3)	This percentage is calculated based on a total of 169,292,753 ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014.
(4)	The 10,923,550 Class A ordinary shares held by the Reporting Persons represent 12.4% of the Issuer’s aggregate Class A ordinary shares based on a total of 87,846,633 Class A ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014. The 10,923,550 Class B ordinary shares held by the Reporting Persons represent 13.4% of the Issuer’s aggregate Class B ordinary shares based on a total of 81,446,120 Class B ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014.

CUSIP No. 45173K 10 1	13G

1.	Names of Reporting Persons Redpoint Ventures IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,847,100 ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,847,100 ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,847,100 ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.9% (3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 10,650,460 Class A ordinary shares (each ADS represents four Class A ordinary shares) held by RV IV; (ii) 10,650,460 Class B ordinary shares (each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder) held by RV IV; (iii) 273,090 Class A ordinary shares held by RA IV; (ii) 273,090 Class B ordinary shares held by RA IV. RV IV LLC serves as the sole general partner of RV IV and the managers of RV IV LLC commonly control RA IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and RA IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV and RA IV. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2014.
(3)	This percentage is calculated based on a total of 169,292,753 ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014.
(4)	The 10,923,550 Class A ordinary shares held by the Reporting Persons represent 12.4% of the Issuer’s aggregate Class A ordinary shares based on a total of 87,846,633 Class A ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014. The 10,923,550 Class B ordinary shares held by the Reporting Persons represent 13.4% of the Issuer’s aggregate Class B ordinary shares based on a total of 81,446,120 Class B ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014.

CUSIP No. 45173K 10 1	13G

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of ordinary shares of iDreamSky Technology Limited (the “Issuer”).

Item 1(a).	Name of Issuer:

iDreamSky Technology Limited

Item 1(b).	Address of Issuer’s Principal Executive Officers:

16/F, A3 BUILDING, KEXING SCIENCE PARK15 KEYUAN ROAD NORTH, NANSHAN DISTRICTSHENZHEN, GUANGDONG F4 518105

Item 2(a).	Name of Person(s) Filing:

Redpoint Ventures IV, L.P. (“RV IV”)

Redpoint Associates IV, LLC (“RA IV”)

Redpoint Ventures IV, LLC (“RV IV LLC”)

Item 2(b).	Address of Principal Business Office:

Redpoint Ventures

3000 Sand Hill Road, Suite 290

Menlo Park, California 94025

Item 2(c).	Citizenship:

RV IV is a Delaware limited partnership

RA IV is a Delaware limited liability company

RV IV LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A ordinary shares

Item 2(e).	CUSIP Number:

45173K 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

CUSIP No. 45173K 10 1	13G

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2014:

Reporting Persons	Class A Ordinary Shares Held Directly (1)	Class B Ordinary Shares Held Directly (1)	ADS Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)(4)
RV IV	10,650,460	10,650,460	0	21,847,100	21,847,100	21,847,100	12.9%
RA IV	273,090	273,090	0	21,847,100	21,847,100	21,847,100	12.9%
RV IV LLC (2)	0	0	0	21,847,100	21,847,100	21,847,100	12.9%

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2014.
(2)	RV IV LLC serves as the sole general partner of RV IV and the managers of RV IV LLC commonly control RA IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and RA IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV and RA IV. RV IV LLC owns no securities of the Issuer directly.
(3)	This percentage is calculated based on a total of 169,292,753 ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014.
(4)	The 10,923,550 Class A ordinary shares held by the Reporting Persons represent 12.4% of the Issuer’s aggregate Class A ordinary shares based on a total of 87,846,633 Class A ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014. The 10,923,550 Class B ordinary shares held by the Reporting Persons represent 13.4% of the Issuer’s aggregate Class B ordinary shares based on a total of 81,446,120 Class B ordinary shares issued and outstanding as reported in the Issuer’s final prospectus filed with the SEC on August 7, 2014.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

Not applicable.

CUSIP No. 45173K 10 1	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

REDPOINT VENTURES IV, L.P. By its General Partner, Redpoint Ventures IV, LLC

By:	/s/ John L. Walecka
John L. Walecka
Manager

REDPOINT ASSOCIATES IV, LLC

By:	/s/ John L. Walecka
John L. Walecka Manager

REDPOINT VENTURES IV, LLC

By:	/s/ John L. Walecka
John L. Walecka Manager

Exhibit(s):	99.1: Joint Filing Statement